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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

November 29, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Marianne Dobelbower, Esq.

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Dobelbower:

We are writing in response to your comments with respect to the Pre-Effective Amendment No. 2 (the “Amendment”) to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on November 8, 2016 on behalf of the Fund, a diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Amendment.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Front Cover (p.i-iii)

1.	Comment: In the bulleted risk disclosure, please include the following language consistent with the equivalent bulleted risk disclosure in the registration statement for CION Investment Corporation:

•	The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Advisor”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance, and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

Response: The disclosure has been revised accordingly.

Summary of Terms

2.	Comment: In the “Management and Incentive Fees” section, please disclose that organization and offering costs are reimbursed pursuant to the Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”).

Response: The disclosure has been revised accordingly.

3.	Comment: In the “Management and Incentive Fees” section, please revise the disclosure to state that the expense ratio will calculated quarterly for purposes of determining whether a reimbursement may be paid to CAM under the Expense Support Agreement.

Response: The disclosure has been revised accordingly.

4.	Comment: Please supplementally represent that in future post-effective amendment filings, the Fund will include a table that discloses the amounts available for future reimbursement and related information, including the (i) amount, (ii) expiration date, (iii) expense ratio amount at the time of waiver and (iv) distribution rate at the time of waiver. In addition, please supplementally represent that in future post-effective amendment filings, the Fund will include a table disclosing the sources of cash distributions paid on the Fund’s common shares.

Response: The Fund hereby represents that it will provide such disclosure in future applicable post-effective amendment filings.

Summary of Fees and Expenses

5.	Comment: Please revise the Fund’s fee table (“Fee Table”) to correctly reflect “Total annual fund expenses” of 7.48%.

Response: The Fee Table has been revised accordingly.

6.	Comment: Please remove the Fee Waiver and Reimbursement line item from the Fee Table as the estimate of a fee waiver for a closed-end fund is speculative.

Response: The disclosure has been revised accordingly.

7.	Comment: Please represent supplementally that to the extent the Fund does not raise the $150 million assumed in the fee table, and such failure has a materially adverse effect on the expense ratio presented in the Fee Table, the prospectus will be supplemented to reflect the revised expenses resulting from the lower capital raise.

Response: The Fund hereby makes the requested representation.

8.	Comment: Footnote 5 of the Fee Table states that “[f]or purposes of computing the Fund’s pre-incentive net investment income, the calculation methodology will look through derivatives or swaps as if the Fund owned the referenced assets directly.” Please refer to “total return swaps” instead of “derivatives or swaps,” or please explain what other types of derivatives may be used and operation of the applicable calculation methodology.

Response: The disclosure has been revised accordingly.

9.	Comment: Please confirm the expense example calculations are correct, including with respect to the inclusion of the fee waiver for a one year period only, as they differ from those calculated by the SEC staff.

Response: The disclosure has been revised accordingly to reflect SEC staff calculations. Per our response to comment six above, the fee waiver arrangement will no longer be included in the Fee Table and, accordingly, will not be reflected in the expense example calculations.

Statement of Additional Information

Financial Statements

10.	Comment: On page F-7 under the heading “Expense Support and Conditional Reimbursement Agreement,” please revise the disclosure to state that the expense ratio will be calculated quarterly for purposes of determining whether a reimbursement may be paid to CAM under the Expense Support Agreement.

Response: The disclosure has been revised accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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